UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BUZZFEED, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

12430A102
(CUSIP Number)
Thomas J. Reid Chief Legal Officer and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A102
1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,880,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,880,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,880,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.9%* (See Item 5)
14.	TYPE OF REPORTING PERSON CO

* Based on 110,789,875 shares of Class A Common Stock of the Issuer that were outstanding following the mergers contemplated by that certain Agreement and Plan of Merger dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc., as amended. However, the Reporting Persons’ 30,880,000 shares of Class A Common Stock represent less than 5% of the total voting power of all outstanding shares of the Issuer’s Class A Common Stock, Class B Common Stock and Class C Common Stock on a combined basis, as of December 3, 2021, based on information provided by the Issuer.

CUSIP No. 12430A102
1.	NAMES OF REPORTING PERSONS NBCUniversal, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,880,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,880,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,880,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.9%* (See Item 5)
14.	TYPE OF REPORTING PERSON OO

* Based on 110,789,875 shares of Class A Common Stock of the Issuer that were outstanding following the mergers contemplated by that certain Agreement and Plan of Merger dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc., as amended. However, the Reporting Persons’ 30,880,000 shares of Class A Common Stock represent less than 5% of the total voting power of all outstanding shares of the Issuer’s Class A Common Stock, Class B Common Stock and Class C Common Stock on a combined basis, as of December 3, 2021, based on information provided by the Issuer.

CUSIP No. 12430A102
1.	NAMES OF REPORTING PERSONS NBCUniversal Media, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,880,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,880,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,880,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.9%* (See Item 5)
14.	TYPE OF REPORTING PERSON OO

* Based on 110,789,875 shares of Class A Common Stock of the Issuer that were outstanding following the mergers contemplated by that certain Agreement and Plan of Merger dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc., as amended. However, the Reporting Persons’ 30,880,000 shares of Class A Common Stock represent less than 5% of the total voting power of all outstanding shares of the Issuer’s Class A Common Stock, Class B Common Stock and Class C Common Stock on a combined basis, as of December 3, 2021, based on information provided by the Issuer.

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule”) relates is the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of BuzzFeed, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 111 East 18th Street, 13th Floor, New York, New York, 10003.

Item 2. Identity and Background.

This Schedule is filed by Comcast Corporation (“Comcast”), for and on behalf of itself, NBCUniversal, LLC (“NBCUniversal Holdings”) and NBCUniversal Media, LLC (“NBCUniversal” and, together with Comcast and NBCUniversal Holdings, the “Reporting Persons”). NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings, which in turn is a wholly owned subsidiary of Comcast.

The principal business office of Comcast is located at One Comcast Center, Philadelphia, Pennsylvania 19103-2838. The principal business offices of NBCUniversal and NBCUniversal Holdings are located at 30 Rockefeller Plaza, New York, New York 10112. The Reporting Persons principally provide communications services, produce and develop media content and operate theme parks.

The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A to this Schedule. None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A to this Schedule has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 3, 2021 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to the terms of that certain Agreement and Plan of Merger dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc. (the “SPAC”), Bolt Merger Sub I, Inc. (“Merger Sub I”), Bolt Merger Sub II, Inc. (“Merger Sub II”), and BuzzFeed, Inc. (“Old BuzzFeed”) (as amended on October 28, 2021, the “Merger Agreement”).

Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement (the “Transactions”), Merger Sub I merged with and into Old BuzzFeed, after which the separate corporate existence of Merger Sub I ceased and Old BuzzFeed continued as the surviving entity, and immediately thereafter Old BuzzFeed merged with and into Merger Sub II, after which the separate corporate existence of Old BuzzFeed ceased and Merger Sub II continued as the surviving company and changed its name to BuzzFeed, Inc.

Prior to the Transactions, in 2015, NBCUniversal had acquired shares of Series F Preferred Stock of Old BuzzFeed for aggregate consideration of $200 million, and in 2016, NBCUniversal had acquired shares of Series G Preferred Stock of Old BuzzFeed for aggregate consideration of $200 million, in each case using cash on hand. As a result of the Transactions, on the Closing Date, shares of Series F Preferred Stock and Series G Preferred Stock of Old BuzzFeed previously held by NBCUniversal were converted into 30,880,000 shares of Class A Common Stock of the Issuer.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 99.1 to this Schedule and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule is incorporated herein by reference.

The Reporting Persons hold the Class A Common Stock of the Issuer as an investment. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the agreements described in Item 6 below, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then beneficially held by them, at such time or times as the Reporting Persons determine, including pursuant to sales or purchases in the open market, in privately negotiated transactions, through a public offering upon exercise of registration rights or otherwise, in each case, depending on the course of action the Reporting Persons determine to pursue, the price and liquidity of the Class A Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, market and economic conditions, regulatory considerations and other factors.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule are incorporated herein by reference. As of December 3, 2021, NBCUniversal, NBCUniversal Holdings and Comcast had shared beneficial ownership of an aggregate of 30,880,000 shares of Class A Common Stock of the Issuer, which is equal to approximately 27.9% of the outstanding shares of Class A Common Stock of the Issuer, based on information provided by the Issuer.

Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Common Stock of the Issuer.

(b)	The response of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Class A Common Stock of the Issuer which they may be deemed to beneficially own.

(c)	Except as described in Item 3 of this Schedule, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the shares of Class A Common Stock of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Escrow Agreement

On the Closing Date, Jonah Peretti, Chief Executive Officer of the Issuer, Jonah Peretti, LLC (collectively with Mr. Peretti, the “Peretti Parties”), NBCUniversal and PNC Bank, National Association, as escrow agent, entered into an amended and restated escrow agreement (the “Escrow Agreement”) which provides for, among other things, the escrow of 1,200,000 shares of Class A Common Stock of the Issuer or Class B Common Stock of the Issuer, par value $0.0001 per share (the “Escrowed Shares”) exchangeable by the Peretti Parties in connection with the Transactions. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), the Peretti Parties and NBCUniversal shall instruct the escrow agent to transfer (1) to NBCUniversal a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) and (2) to the Peretti Parties, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, the Peretti Parties and NBCUniversal shall instruct the escrow agent to transfer all of the Escrowed Shares to the Peretti Parties.

The foregoing description of the Escrow Agreement is qualified in its entirety by reference to the full text of the Escrow Agreement, which is included as Exhibit 99.2 to this Schedule and is incorporated by reference herein.

Eighth Amended and Restated Investors’ Rights Agreement

On June 24, 2021, Old BuzzFeed entered into the Eighth Amended and Restated Investors’ Rights Agreement (the “IRA”) with certain holders of its preferred and common stock that may following the consummation of the Business Combination hold 5% or more of the Issuer’s Class A Common Stock or Class B Common Stock, including NBCUniversal. Pursuant to the IRA, these stockholders are entitled to certain information rights, rights to participate in certain additional issuances of the Issuer’s capital stock and rights with respect to the registration of their shares. Further, the parties to the IRA agreed to be subject to a post-closing lock-up with respect to their common shares for a period of 180 days, subject to customary terms; provided that any waiver, termination, shortening or other modification to similar restrictions applicable to such shares shall apply pro rata. All of the terms of the IRA, except for the market standoff provisions, terminated in connection with the closing of the Business Combination.

The foregoing description of the IRA is qualified in its entirety by reference to the full text of the IRA, which is included as Exhibit 99.3 to this Schedule and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

On the Closing Date, NBCUniversal entered into an Amended and Restated Registration Rights Agreement (the “RRA”) with 200 Park Avenue Partners, LLC (the “Sponsor”) and certain other stockholders of Old BuzzFeed who would hold 5% or more of the shares of Class A Common Stock of the Issuer as of the Closing Date (collectively with the Sponsor, the “Holders”) and the SPAC, pursuant to which, among other things, the Issuer agreed to provide to such Holders and their permitted transferees certain registration rights, including, among other things, customary “demand” and “piggyback” registration rights, with respect to their shares of Class A Common Stock of the Issuer, subject to certain requirements and customary conditions. The RRA further provides that shares of Class A Common Stock of the Issuer held by the Holders or their permitted transferees will be locked-up for a certain period of time as defined therein.

The foregoing description of the RRA is qualified in its entirety by reference to the full text of the RRA, which is included as Exhibit 99.4 to this Schedule and is incorporated by reference herein.

The information set forth in Items 3 and 4 of this Schedule is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc. (the “SPAC”), Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc. (incorporated by reference to Exhibit 2.1 to the SPAC’s Registration Statement on Form S-4/A filed with the Commission on November 9, 2021 (File No. 333-258343))
99.2	Amended and Restated Escrow Agreement, dated December 3, 2021, by and among NBCUniversal Media, LLC, Jonah Peretti, Jonah Peretti LLC and PNC Bank, National Association, as escrow agent (incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2021 (File No. 001-39877))

99.3	Eighth Amended and Restated Investors’ Rights Agreement, dated as of June 24, 2021, by and among Old BuzzFeed and the other parties thereto (incorporated by reference to Exhibit 10.8 to the SPAC’s Registration Statement on Form S-4/A filed with the Commission on November 9, 2021 (File No. 333-258343))
99.4	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2021 (File No. 001-39877))
99.5*	Joint Filing Agreement pursuant to Rule 13d-1(k)

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2021

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
Name: Elizabeth Wideman
Title: Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

NBCUNIVERSAL, LLC

By:	/s/ Elizabeth Wideman
Name: Elizabeth Wideman
Title: Senior Vice President and Assistant Secretary

NBCUNIVERSAL MEDIA, LLC

By:	/s/ Elizabeth Wideman
Name: Elizabeth Wideman
Title: Senior Vice President and Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation (“Comcast”) are set forth below. If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast.(1) All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Directors

Kenneth J. Bacon	Partner at RailField Partners, a financial advisory and asset management firm

Madeline S. Bell	President and Chief Executive Officer of The Children’s Hospital of Philadelphia, a top-ranked children’s hospital

Naomi M. Bergman	Senior Executive of Advance Publications, Inc., a private investor in a broad range of media, entertainment, technology, communications and education companies

Edward D. Breen	Chief Executive Officer and Executive Chairman of DuPont de Nemours, Inc., a provider of technology-based materials and solutions

Gerald L. Hassell	Former Chief Executive Officer of The Bank of New York Mellon Corporation, a financial services corporation

Jeffrey A. Honickman	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd., a bottling and distribution company

Maritza G. Montiel	Former Deputy Chief Executive Officer and Vice Chairman of Deloitte LLP, a multinational accounting and professional services firm

Asuka Nakahara	Partner at Triton Atlantic Partners, a real estate advisory firm and investment vehicle

David C. Novak	Founder of David Novak Leadership, LLC, which provides online leadership training

Brian L. Roberts	Chairman, President and Chief Executive Officer

Executive Officers

Michael J. Cavanagh	Chief Financial Officer; Director, NBCUniversal, LLC

Adam L. Miller	Chief Administrative Officer; Director, NBCUniversal, LLC

Daniel C. Murdock	Executive Vice President, Chief Accounting Officer and Controller

Thomas J. Reid	Chief Legal Officer and Secretary; Director, NBCUniversal, LLC

Brian L. Roberts	Chairman, President and Chief Executive Officer

Jeffrey Shell 30 Rockefeller Plaza New York, New York 10112	Chief Executive Officer, NBCUniversal, LLC and NBCUniversal Media, LLC

Dana Strong Sky Central, Grant Way Isleworth, Middlesex United Kingdom TW7 5QD	Group Chief Executive Officer, Sky Limited

David N. Watson	President and Chief Executive Officer, Comcast Cable Communications, LLC

Notes:
(1)	NBCUniversal Media, LLC does not have a board of directors, and is managed by NBCUniversal, LLC as its sole member. The directors of NBCUniversal, LLC are identified where noted above.

(2)	Certain of the individuals identified on this Schedule A may have beneficial ownership of de minimis amounts of Class A Common Stock of the Issuer held in investment accounts for which such individuals hold discretionary authority. The Reporting Persons disclaim beneficial ownership of any such shares.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc. (the “SPAC”), Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc. (incorporated by reference to Exhibit 2.1 to the SPAC’s Registration Statement on Form S-4/A filed with the Commission on November 9, 2021 (File No. 333-258343))

99.2	Amended and Restated Escrow Agreement, dated December 3, 2021, by and among NBCUniversal Media, LLC, Jonah Peretti, Jonah Peretti LLC and PNC Bank, National Association, as escrow agent (incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2021 (File No. 001-39877))

99.3	Eighth Amended and Restated Investors’ Rights Agreement, dated as of June 24, 2021, by and among Old BuzzFeed and the other parties thereto (incorporated by reference to Exhibit 10.8 to the SPAC’s Registration Statement on Form S-4/A filed with the Commission on November 9, 2021 (File No. 333-258343))

99.4	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2021 (File No. 001-39877))

99.5*	Joint Filing Agreement pursuant to Rule 13d-1(k)

* Filed herewith